Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Palaut Management, Inc.	2. Date of Event Requiring Statement (Month/Day/Year) April 10, 2003		6. If Amendment, Date of Original (Month/Year) April 10, 2003
(Last) (First) (Middle) 44225 Hazel Canyon	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 33-064366	4. Issuer Name and Ticker or Trading Symbol Nova Communications Ltd. (NCVM)
(Street) Palm Desert, CA 92260		5. Relationship of Reporting Person(s) to Issuer (Check all applicable) [_] Director [X] 10% Owner [_] Officer (give [_] Other (specify title below) below)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year(Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	100,000,000	D

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB Number.	(Over) SEC1473 (9-02)
FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.4)	2.Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security(Instr. 4)		4. Conver- sion or Exercise Price of Deri -vative Security	5. Owner- ship Form of Deriv -ative Securities: Direct(D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership(Instr. 5)
	Date Exer- cisable	Expiration Date	Title	Amont or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

If the form is filed by more than one reporting person, see Instructions 5(b)(v).

	/s/ PATRICIA J. GOLDENBERG Patricia J. Goldenberg, President	04/18/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2